DLA Piper LLP (US)
2000 University Avenue East Palo Alto, California 94303-2214
www.dlapiper.com
Edward H. Batts
edward.batts@dlapiper.com
T 650.833.2073
F 650.687.1106

February 2, 2010

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E. – Mail Stop 4561

Washington, D.C. 20549

Attention: Melissa Feider

Re:	Extreme Networks, Inc.

Form 10-K for the Fiscal Year Ended June 28, 2009

Filed on August 28, 2009

Dear Ms. Feider:

We are writing regarding the letter of comments (the “Comment Letter”) received by Extreme Networks, Inc., a Delaware corporation (the “Company”), from the staff (the “Staff”) of the United States Securities and Exchange Commission dated December 15, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 28, 2009; File No. 000-25711.

Please find attached as Exhibit A which constitutes an affirmation by the Company to certain matters set forth in the Comment Letter, as requested by the Staff.

Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (650) 833-2073.

Very truly yours,

DLA Piper LLP (US)

/s/ Edward H. Batts
Edward H. Batts
Partner

Admitted to practice in California

Appendix A

At the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Annual Report on Form 10-K filed by Extreme Networks, Inc., a Delaware corporation (the “Company”) on August 28, 2009 (the “Filing”), the Company attests and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact the undersigned.

/s/ Bob L. Corey
Bob L. Corey
Senior Vice President and
Chief Financial Officer